June 10, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: SEC Comment Letter dated June 1, 2005

File No. 001-11479

Dear Mr. Rosenberg:

This will confirm my telephone conversation with Mr. Oscar Young of your office and Mr. Joseph Cacchioli, Vice President - Controller of E-Z-EM, Inc., on Wednesday, June 8th in reference to the SEC letter commenting on the E-Z-EM Annual Report on Form 10-K for the fiscal year ended May 29, 2004. The purpose of our call to Mr. Young was to obtain some minor clarification of the comments raised in the letter and to request an extension of time to provide the supplemental information requested.

As to the latter point, our fiscal year 2005 recently ended, on May 28, 2005, and we are now heavily engaged with our year end audit and the Sarbanes Oxley, Sections 302 and 404, compliance review by our auditors. In addition, we are in the process of moving our accounting and MIS departments to our headquarters in Lake Success due to the closure and sale of our facility in Westbury, NY. The relocation should be completed by the end of next week. In light of the foregoing, we proposed to Mr. Young our formal response be provided no later than July 8, 2005.

Thank you for this consideration.

Sincerely,

E-Z-EM, Inc.

Dennis J. Curtin

Senior Vice President - Chief Financial Officer

cc:

Oscar Young - Senior Staff Accountant, Securities and Exchange Commission
Christine Allen - Staff Accountant, Securities and Exchange Commission
Anthony A. Lombardo, President and Chief Executive Officer, E-Z-EM, Inc.
Joseph A. Cacchioli, Vice President - Controller, E-Z-EM, Inc.